UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 17)

Under the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
2 Buckhead Plaza
3050 Peachtree Road, Suite 570
Atlanta, GA 30305
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,790,081
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,790,081
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,790,081
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,790,081
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Explanatory Note:

This Amendment No. 17 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2008 (the “Initial Statement”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2008, June 4, 2008, July 15, 2008, August 21, 2008, March 24, 2009, June 18, 2009, July 10, 2009, August 4, 2009, September 15, 2009, November 19, 2009, December 31, 2009, February 18, 2010, July 19, 2010, November 30, 2010, October 11, 2011, and April 4, 2012, respectively (together, the “Previously Filed Amendments,” and together with the Initial Statement, the “Schedule 13D”). This Amendment amends the Schedule 13D as specifically set forth herein.  Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or the Previously Filed Amendments.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The acquisition of 83,316 shares of Common Stock and 30,000 restricted shares of Common Stock reported in this Amendment was funded using an aggregate cash amount of $113,654.  With respect to the shares of Common Stock referred to in this Item 3, 44,336 shares were issued to Ms. Brogdon and 10,538 shares were issued to Mr. Brogdon on or about October 22, 2012 as a result of a 5% stock dividend declared by the Issuer on September 10, 2012.  With respect to the restricted shares of Common Stock referred to in this Item 3, 30,000 restricted shares of Common Stock were awarded by the Issuer’s Board of Directors to Mr. Brogdon under the Issuer’s 2011 Stock Incentive Plan on June 1, 2012 in connection with Mr. Brogdon’s service to the Issuer.

The Reporting Persons estimate that they will need approximately $100 to $150 million to consummate the tender offer described in Item 4 below.  It is anticipated that the required funds will be funded through debt and equity transactions between Mr. Brogdon and his affiliates and various private funding sources, possibly including banking institutions, with which Mr. Brogdon and his affiliates have relationships.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

The information contained under Item 3 above is incorporated by reference in this Item 4.

Overview

On April 17, 2013, the Reporting Persons announced their intention to commence a tender offer to the Issuer’s shareholders to acquire a majority interest of Issuer’s Common Stock (the “Offer”).  The Reporting Persons intend to purchase at least an additional 43%, and up to an additional 63%, of Issuer’s outstanding Common Stock, such that when such purchased Common Stock is combined with the Reporting Persons’ current holdings, Reporting persons would own no less than approximately 55% and no more than approximately 75% of the outstanding Common Stock.  The intended offer price is $8.00 per share, in cash.

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The purpose of the Offer is for the Reporting Persons to acquire control of Issuer by owning a majority interest in the Common Stock.  The Reporting Persons anticipate that approximately 45% of the issued and outstanding Common Stock of the Issuer will be owned by persons other than the Reporting Persons upon completion of the Offer.  The Reporting Persons do not have any intention at this time of acquiring the remaining 25 to 45% of the Common Stock that will be issued and outstanding after the Offer is completed; however, the Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by Reporting Persons, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change their intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Amendment, the Reporting Persons have no present plans or proposals that relate or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, merger, reorganization or liquidation, involving the Issuer;
(c)	A sale or transfer of a material amount of assets of the Issuer;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated in this paragraph.

Consummation of the Offer shall be subject to certain customary conditions, including, but not limited to, (i) the valid tender of a number of shares of Common Stock which, when added to the shares of Common Stock held by the Reporting Persons, constitutes at least a majority and approximately 55% of the issued and outstanding shares of Common Stock on a fully-diluted basis; (ii) the absence of litigation regarding the Offer; (iii) there having been no government order entered or anticipated being entered enjoining the Offer; and (iv) the obtaining of appropriate financing by the Reporting Persons.

The press release announcing the Offer is attached hereto as Exhibit 7(a) and is incorporated herein by reference.

Important Information

The Offer described in this Amendment has not yet commenced.  The LLC intends to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the SEC.  The information in this Item 4 is provided for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of Common Stock, nor is it a substitute for the Tender Offer Documents.Investors and shareholders are strongly advised to read the Tender Offer Documents and other relevant materials when they become available, because they will contain important information.

Investors and shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to LLC at Brogdon Family, LLC, Two Buckhead Plaza, 3050 Peachtree Road NW, Suite 355, Atlanta, GA 30305, or by phone at (404) 386-9607.  Investors and shareholders may also read and copy any reports, statements and other information filed by the LLC or the Issuer with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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Item 5.	Interest in Securities of the Issuer.

(a).-(b).
As of the date of this Amendment, the Reporting Persons held 1,129,331 shares of Common Stock, 30,000 restricted shares of Common Stock, warrants to purchase 330,750 shares of Common Stock and options to purchase 300,000 shares of Common Stock, which represents approximately 11.7% of the outstanding Common Stock as of October 31, 2012.  The calculation of this percentage is based on 14,658,361 shares of Common Stock outstanding as of October 31, 2012, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,790,081 shares of Common Stock, comprised of (i) 221,296 shares of Common Stock held of record by Mr. Brogdon, 30,000 of which are restricted shares of Common Stock awarded by the Issuer’s Board of Directors to Mr. Brogdon under the Issuer’s 2011 Stock Incentive Plan on June 1, 2012 in connection with Mr. Brogdon’s service to the Issuer; (ii) 110,250 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $2.72 per share; (iii) 110,250 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $3.63 per share; (iv) 110,250 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $4.53 per share; (v) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of an option, exercisable on or after September 24, 2012 and prior to November 18, 2021, held by Mr. Brogdon at an exercise price of $6.00 per share; (vi) 50,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of an option, exercisable on or after September 24, 2013 and prior to November 18, 2021, held by Mr. Brogdon at an exercise price of $7.00 per share; (vii) 50,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of an option, exercisable on or after September 24, 2013 and prior to February 15, 2022, held by Mr. Brogdon at an exercise price of $7.00 per share; (viii) 100,000 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of an option, exercisable on or after September 24, 2014 and prior to February 15, 2022, held by Mr. Brogdon at an exercise price of $8.00 per share; and (ix) 938,035 shares of Common Stock held of record by Ms. Brogdon.  The warrants referred to in subsections (ii), (iii) and (iv) of this paragraph were issued to Mr. Brogdon in connection with his being appointed a director of the Issuer in September 2009 and were subject to anti-dilution and therefore were adjusted on each of September 30, 2010, September 30, 2011 and October 22, 2012 for a 5% stock dividend.  Prior to such adjustment, the warrants were exercisable for 100,000 shares of Common Stock each at exercise prices of $3.00 per share, $4.00 per share and $5.00 per share, respectively.  The options referred to in subsections (v), (vi), (vii) and (viii) were awarded to Mr. Brogdon by the Issuer’s Board of Directors under the Issuer’s 2011 Stock Incentive Plan in connection with his service to the Issuer.

The Cover Pages of this Amendment are incorporated herein by reference.

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(c)(1).
The following table sets forth all acquisition transactions by the Reporting Persons with respect to the Common Stock that were not previously reported in the Initial Statement or the Previously Filed Amendments.

Trade Date	Number of Shares or Options Purchased	Purchase Price Per Share or Option	How Purchase Effected	Reporting Person
04/03/2012	10,000	$3.570	Open Market	Ms. Brogdon
04/04/2012	797	$3.517	Open Market	Ms. Brogdon
05/17/2012	2,000	$4.012	Open Market	Ms. Brogdon
05/17/2012	1,000	$3.860	Open Market	Ms. Brogdon
05/23/2012	1,000	$3.474	Open Market	Ms. Brogdon
06/01/2012*	30,000	$0.000	*	Mr. Brogdon
08/17/2012	1,645	$4.200	Open Market	Ms. Brogdon
08/17/2012	3,000	$4.210	Open Market	Ms. Brogdon
08/17/2012	1,000	$4.300	Open Market	Ms. Brogdon
09/17/2012	1,000	$4.840	Open Market	Ms. Brogdon
10/16/2012	2,000	$4.586	Open Market	Ms. Brogdon
10/22/2012 **	44,336	$0.000	**	Ms. Brogdon
10/22/2012 **	10,538	$0.000	**	Mr. Brogdon
11/01/2012	2,000	$4.638	Open Market	Ms. Brogdon
11/08/2012	1,000	$4.388	Open Market	Ms. Brogdon
11/13/2012	1,000	$4.300	Open Market	Ms. Brogdon
11/15/2012	1,000	$3.978	Open Market	Ms. Brogdon

 ____________
*	Represents restricted shares of Common Stock awarded by Issuer’s Board of Directors under Issuer’s 2011 Stock Incentive Plan.

**	Represents Common Stock issued as a result of a 5% stock dividend declared by the Issuer on October 22, 2012.

(d).	Not applicable.

(e).	Not applicable.

Item 7.	Material to be Filed as Exhibits.

7(a)	Press release issued by Christoper F. Brogdon (incorporated by reference to Exhibit 99.1 to Brogdon’s Schedule TO filed on April 17, 2013).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2013
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2013
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon